Mitchell Silberberg & Knupp llp A Law Partnership Including Professional Corporations

VIA EDGAR

February 10, 2023

U.S. Securities & Exchange Commission
Division of Corporation Finance

Office of Finance

100 F Street, NE

Washington, D.C. 20549

Attn:	David Gessert
David Lin
Division of Corporation Finance
Office of Finance

Re:	FOXO Technologies Inc.
Registration Statement on Form S-1
Filed December 23, 2022
File No. 333-268980

Ladies and Gentlemen:

On behalf of our client, FOXO Technologies Inc., a Delaware corporation (the “Company” or “FOXO”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended, and the rules promulgated thereunder, we are submitting (i) this letter to the Securities and Exchange Commission (the “Commission”) via EDGAR in response to the comment letter to Mr. Robert Potashnick, the Company’s Chief Financial Officer, from the staff of the Commission (the “Staff”), dated February 9, 2023 (the “FOXO Comment Letter”), pertaining to the Company’s above-referenced Registration Statement on Form S-1 (the Registration Statement”) and (ii) a complete copy of Amendment No. 2 (“Amendment No. 2”) to the Registration Statement.

Amendment No. 2 reflects certain revisions to the Registration Statement in response to the FOXO Comment Letter and other updated information.

The numbered paragraphs in bold below set forth the Staff’s comments together with the Company’s responses. Disclosure changes made in response to the Staff’s comments have been made in Amendment No. 2, which is being filed with the Commission contemporaneously with the submission of this letter. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Amendment No. 2.

437 Madison Ave., 25th Floor, New York, New York 10022-7001 Phone: (212) 509-3900 Fax: (212) 509-7239 Website: www.msk.com

Amendment No. 2 to the Registration Statement on Form S-1

General

1.	We note your revised disclosure in response to comments 1 and 3. Please revise to disclose on the cover page and pages ii, 6 and 111 the price that the permitted transferees of the Sponsor paid for the securities being registered for resale (i.e., the shares of Class A Common Stock and the warrants to purchase shares of Class A Common Stock that they received from the Sponsor) or advise. Also please disclose the potential profit the selling securityholders (including the permitted transferees of the Sponsor) could earn based on the current trading price.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the prospectus cover page, and pages ii, 6 and 111 of Amendment No. 2 to reflect that the Sponsor distributed these securities to its members, for no additional consideration in connection with its dissolution and distribution of all of its assets and has included the potential profit the selling securityholders could earn based on the current trading price.

Cover Page

2.	We note your revised disclosure in response to comment 5 on pages 9 and 49, in the Risk Factor and MD&A sections, respectively, and we reissue the comment. To the extent that all or most of the shares being registered for resale were purchased by the selling securityholders for prices considerably below the current market price of your Class A Common Stock, please highlight on your prospectus cover page the significant negative impact sales of shares on this registration statement could have on the public trading price of your Class A Common Stock.

Response: In response to the Staff’s comment, the Company has updated the disclosure on the prospectus cover page of Amendment No. 2.

Prospectus Summary

Recent Developments, page 4

3.	We note your revised disclosure in response to comment 2. Please expand your disclosure on page 4 to describe the business activities or segments that you will retain assuming the sale of FOXO Life Insurance is completed..

Response: In response to the Staff’s comment, the Company has expanded the disclosure on page 4 of Amendment No. 2.

Risk Factors

Sales of a substantial number of our securities in the public market by the Selling Securityholders….., page 9

4.	We note your added risk factor disclosure on page 9 in response to comment 6. Please expand this risk factor to disclose the percentage that the securities being registered for resale currently represent of the total number of your shares outstanding. Additionally, disclose the purchase price of the securities being registered paid by the permitted transferees of the Sponsor, or advise. Noting your disclosure in the third paragraph of this risk factor, please identify the section and page number in the prospectus where differences in the purchase prices paid by the selling securityholders (including the permitted transferees of the Sponsor) and public securityholders is described.

Response: In response to the Staff’s comment, the Company has expanded the risk factor disclosure on page 9 of Amendment No. 2.

There is no guarantee that the exercise price of our Warrants will ever be less than the trading price of our Common Stock….., page 13

5.	We note your added risk factor disclosure on page 13 in response to comment 8 that you may lower the exercise price of the Public Warrants and the Private Warrants in accordance with Section 9.8 of the Warrant Agreement. Please revise the prospectus cover page to also disclose that you may lower the exercise price of the Public Warrants and the Private Warrants and provide similar disclosure in the prospectus summary, MD&A and use of proceeds sections. Also please provide appropriate cross-references to your disclosure in the section headed "Description of Securities of the Company - Warrants" to accompany this added disclosure.

Response: In response to the Staff’s comment, the Company has revised the disclosure in the prospectus summary, MD&A and use of proceeds sections of Amendment No. 2.

Description of Securities

Warrants, page 104

6.	Please revise this section of your filing to disclose whether you have any current plans or intentions to lower the exercise price of the Public Warrants and the Private Warrants in accordance with Section 9.8 of the Warrant Agreement, as referenced on page 13. Also please revise to disclose the material terms of this provision, including, without limitation:

●	The circumstances under which you would lower the exercise price and the purpose thereof;

●	How and when the exercise price of each warrant may be adjusted; and

●	Whether you can lower the exercise price for some but not all warrants.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 104 of Amendment No. 2.

We thank the Staff for its review of the foregoing and Amendment No. 1. If you have further comments, please do not hesitate to contact me at bjb@msk.com or by telephone at (917) 546-7709.

Sincerely,

/s/ Blake Baron
Name: Blake Baron

cc: Robert Potashnick, FOXO Technologies Inc.

Nimish Patel, Mitchell Silberberg & Knupp LLP